UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

Endeavour International Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

212066104

(CUSIP Number)

2100 Enterprise Avenue
Geneva, Illinois 60134
Telephone: (630) 482-7157

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212066104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Trading, Ltd. 980209437

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Maple Trading, Ltd. 98-0413044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C. 364193982

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C. 363971860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd. Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) CO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc. 36-3958648

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) CO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) IN; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Fund, Ltd. 20-0381544

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading, Ltd. 98-0412684

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multi-Strategy Fund, L.L.C. 20-0472067

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multi-Strategy Fund, Ltd. 98-0413776

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multi-Strategy Trading, Ltd. 98-0413775

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, Ltd. 98-0419723

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,134,361 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,134,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,134,361 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.01%

14.	Type of Reporting Person (See Instructions) OO; HC

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock of Endeavour International Corporation (formerly known as Continental Southern Resources Inc.), a Nevada corporation (the “Company”).  The address of the principal executive offices of the issuer are 1001 Fannin, Suite 1700, Houston, TX  77002.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act Commission pursuant to Section 13 of the Securities Exchange Act of 1934 as amended.

(a)-(c) and (f):

RAM Trading, Ltd. is a Cayman Islands corporation and its principal business is proprietary trading.  Its principal office and principal business are located at c/o Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman.

Ritchie Maple Trading, Ltd. is a Cayman Islands corporation and its principal business is proprietary trading.  Its principal office and principal business are located at c/o Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman.

Ritchie Capital Management, L.L.C. is a Delaware limited liability company and its principal business is investment advisory services.  Its principal office and principal business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

RAM Capital, L.L.C. is an Illinois limited liability company and its principal business is proprietary trading.  Its principal office and principal business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

RAM Capital Investments, Ltd. is a Cayman Islands corporation and its principal business is proprietary trading.  Its principal office and principal business are located at c/o Caledonian Bank & Trust Limited, Caledonian House, P.O. Box 1043, George Town, Grand Cayman.

THR, Inc. is an Illinois corporation and its principal business is investment activities. Its principal office and principal business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

A.R. Thane Ritchie is an individual and a U.S. citizen.  His principal occupation is CEO of Ritchie Capital Management, LLC.  His business address and the address of his employer is 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Capital Management, Ltd. is a Cayman Islands exempted company and its principal business is investment advisory services.  Its principal office is located at c/o Huntlaw Corporate Services, Ltd., P.O. Box 365GT, Huntlaw Building, 75 Fort Street, George Town, Grand Cayman and its principal business is located at 2100 Enterprise Avenue, Geneva, Illinois  60134.

Ritchie Capital Multi-Strategy Fund, L.L.C. is a Delaware limited liability company and its principal business is proprietary trading.  Its principal office and principal business are located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Capital Multi-Strategy Fund, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman and its principal business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Capital Multi-Strategy Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman and its principal business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Long/Short Fund, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman and its principal business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

Ritchie Long/Short Trading, Ltd. is a Cayman Islands exempted company and its principal business is proprietary trading.  Its principal office is located at c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman and its principal business is located at 2100 Enterprise Avenue, Geneva, Illinois 60134.

(d)-(e):
None of the foregoing entities or individual has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the foregoing entities or individual was during the past five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such entity or individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to purchase the 438,750 shares of common stock of the Company not previously reported on a Schedule 13G was $877,500.  The source of the funds to purchase these shares was RAM Maple Trading, Ltd.’s cash on hand.  The description contained in Item 4 of this Schedule 13D is also incorporated herein by reference.

Item 4.	Purpose of Transaction

1.             On February 26, 2004, RAM Maple Trading, Ltd. purchased from the Company in a private placement transaction, 438,750 shares of common stock of the Company (the “Common Stock”) for an aggregate purchase price of $877,500.   These shares were purchased in connection with a private placement conducted by the Company which resulted in the sale of 25 million shares of Common Stock at an aggregate purchase price of $50 million.  The 438,750 shares purchased by RAM Maple Trading, Ltd. were purchased pursuant to a Subscription Agreement by and between RAM Maple Trading, Ltd. and the Company, offered on February 18, 2004 and accepted on February 26, 2004.  A copy of this Subscription Agreement is attached hereto as Exhibit 99.1.   In addition, in connection with the private placement, the investors, including RAM Maple Trading, Ltd. entered into a Registration Rights Agreement with the Company, a copy of which is attached hereto as Exhibit 99.3 and RAM Trading, Ltd. executed a Lock-Up Agreement which restricts its ability to sell certain shares of Common Stock for a period of one year from the closing of the private placement.  A copy of the Lock-Up Agreement is attached hereto as Exhibit 99.2.

In connection with the private placement, all of the Company’s outstanding shares of Series C Preferred Stock were converted into shares of Common Stock, including 175,000 shares of Series C Preferred Stock held by the Reporting Persons which were converted into an aggregate of  1,029,411 shares of Common Stock.

The percentage of the outstanding shares of Common Stock owned by the Reporting Persons after giving effect to the purchase of these shares was 6.01%.

2.             On February 26, 2004, RAM Trading, Ltd. purchased 13,440,853 shares of Common Stock and 103,500.07 shares of the Company’s Series B Preferred Stock from Lancer Offshore, Inc., a British Virgin Islands company (“Lancer Offshore”) and 656,819 shares of Common Stock from Lancer Partmers, L.P. (“Lancer Partners”) (collectively, the “Lancer Shares”).  The aggregate purchase price for these shares was $5,280,948.   The Lancer Shares were purchased pursuant to a Stock Acquisition Agreement among RAM Trading, Ltd., Lancer Offshore and Lancer Partners dated as of December 16, 2003, as amended on December 30, 2003 (the “Lancer Agreement”).  Copies of the Lancer Agreement and the Amendment to the Lancer Agreement are attached hereto as Exhibits 99.4 and 99.5, respectively.

According to a Schedule 13D filed by Marty Steinberg on December 9, 2003, (i) Marty Steinberg was appointed as receiver for Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore and as the party in control of Lancer Partners (LMG II, Lancer Offshore, and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida (the “District Court”) and (ii) pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division (the “Bankruptcy Court”) in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, Marty Steinberg was designated the person in control of Lancer Partners by virtue of his status as the Receiver for LMG II.  The District Court approved the sale of the Lancer Shares to RAM Trading, Ltd. pursuant to an order entered into by Judge Zloch on January 26, 2004 and the Bankruptcy Court approved the sale of the Lancer Shares to RAM Trading, Ltd. pursuant to an order entered into by Judge Shiff on January 22, 2004, each of these approvals was a condition to RAM Trading, Ltd.’s obligation to purchase the Lancer Shares under the Lancer Agreement.  The percentage of the outstanding shares of Common Stock owned by the Reporting Persons after giving effect to the purchase of the Lancer Shares, was 26.51%.

3.             On February 26, 2004, RAM Trading, Ltd. sold the Lancer Shares to the Company for an aggregate purchase price of $5,330,948.  The Lancer Shares were sold to the Company pursuant to a Stock Acquisition Agreement between the Company and RAM Trading, Ltd. dated as of December 16, 2003, as amended on December 30, 2003, copies of which are attached hereto as Exhibits 99.6 and 99.7.  The Lancer Shares purchased by the Company were then cancelled.  The percentage of the outstanding shares of Common Stock owned by the Reporting Persons after giving effect to the purchase of the Lancer Shares is 6.01%.

The Reporting Persons are filing on Schedule 13D because their ownership of the Company’s Common Shares exceeded 20% during the course of February 26, 2004, although the percentage was reduced to 6.01% by the end of February 26, 2004.

Item 5.	Interest in Securities of the Issuer
As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,134,361 shares of Common Stock, or approximately 6.01% of the total number of shares of Common Stock outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in Item 4 of this Schedule 13D, which are hereby incorporated herein by reference, there are no other contracts, arrangements or other understandings with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Title

99.1	Subscription Agreement by and between RAM Trading, Ltd. and Continental Southern Resources, Inc., offered on February 18, 2004 and accepted on February 26, 2004

99.2	Registration Rights Agreement by and among Continental Southern Resources, Inc. and the signatories thereto dated as of February 26, 2004

99.3	Confidential Lock-Up Agreement executed by RAM Trading, Ltd. on February 26, 2004

99.4	Stock Acquisition Agreement among RAM Trading, Ltd., Lancer Offshore, Inc. and Lancer Partners, L.P. dated as of December 16, 2003

99.5	Amendment to the Stock Acquisition Agreement among RAM Trading, Ltd., Lancer Offshore, Inc. and Lancer Partners, L.P. dated as of December 30, 2003

99.6	Stock Acquisition Agreement between Continental Southern Resources, Inc. and RAM Trading, Ltd. dated as of December 16, 2003

99.7	Amendment to the Stock Acquisition Agreement between Continental Southern Resources, Inc. and RAM Trading, Ltd. dated as of December 30, 2003

99.8

Schedule 13D Joint Filing Agreement, dated March 5, 2004 by and among RAM Trading, Ltd., Ritchie Maple Trading, Ltd., Ritchie Capital Management, L.L.C., RAM Capital, L.L.C., RAM Capital Investments, Ltd., THR, Inc., and A.R. Thane Ritchie.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2004

RITCHIE TRADING , LTD.		RAM MAPLE TRADING, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager		By: Ritchie Capital Management, L.L.C., its Sub-Advisor

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		Name: A.R. Thane Ritchie
Title: Chief Executive Officer		Title: Chief Executive Officer

RITCHIE CAPITAL MANAGEMENT, L.L.C.		RAM CAPITAL, L.L.C.

By: Ritchie Capital Management, L.L.C.		By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		Name: A.R. Thane Ritchie
Title: Chief Executive Officer		Title: Chief Executive Officer

RAM CAPITAL INVESTMENTS, LTD.		THR, INC.

By: Ritchie Capital Management, L.L.C. Investment Manager		By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		A.R. Thane Ritchie
Title: Chief Executive Officer

A.R. THANE RITCHIE

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE CAPITAL MANAGEMENT, LTD.		RITCHIE CAPITAL MULTI-STRATEGY FUND, L.L.C.

By: Ritchie Capital Management, Ltd.		By: Ritchie Capital Management, L.L.C., its Sub-Advisor

By:	/s/ Don Seymour	By:	/s/ A.R. Thane Ritchie
Name: Don Seymour		Name: A.R. Thane Ritchie
Title: Director		Title: Chief Executive Officer

RITCHIE CAPITAL MULTI-STRATEGY		RITCHIE CAPITAL MULTI-STRATEGY
TRADING, LTD		FUND, LTD.

By: Ritchie Capital Management, L.L.C., its Sub-Advisor		By: Ritchie Capital Management, L.L.C., its Sub-Advisor

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		Name: A.R. Thane Ritchie
Title: Chief Executive Officer		Title: Chief Executive Officer

RITCHIE LONG/SHORT FUND, LTD.		RITCHIE LONG/SHORT TRADING, LTD.

By: Ritchie Capital Management, L.L.C., its Sub-Advisor		By: Ritchie Capital Management, L.L.C., its Sub-Advisor

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		Name: A.R. Thane Ritchie
Title: Chief Executive Officer		Title: Chief Executive Officer

RAM TRADING , LTD.		RITCHIE MAPLE TRADING, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager		By: Ritchie Capital Management, L.L.C., its Sub-Advisor

By:	/s/ A.R. Thane Ritchie	By:	/s/ A.R. Thane Ritchie
Name: A.R. Thane Ritchie		Name: A.R. Thane Ritchie
Title: Chief Executive Officer		Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).